As filed with the Securities and Exchange Commission on August 25, 2005

Registration No. 333-126674

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
Amendment No. 1
Registration Statement Under the Securities Act of 1934

Wallace Mountain Resources Corp.
(Name of Small Business Issuer in Its Charter)

NEVADA	1000	20-2597168
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification No.)**

#29B Ebony Tower, President Park 99 Sukhumvit 24 Road Bangkok 10110 Thailand	+(662)262-9347	(214)594-6128
(Address of principal Executive Offices)	**(Telephone Number)**	**(Fax Number)**

James B. Parsons Parsons Law Firm 2070 Skyline Tower, 10900 NE 4th Street Bellevue, WA 98004	(425)451-8036	(425)451-8568
(Name and Address of Agent for Service)	**(Telephone Number)**	**(Fax Number)**

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Proposed Maximum Offering Amount to be Registered**	**Proposed Maximum Aggregate Price Per Unit (2)**	**Amount of Offering Price (3)**	**Registration Fee (1)**
Units (4)	800,000	$0.05	$40,000	$ —
Common	800,000	$0.05	$40,000	$5.08
Common Stock Underlying Warrants	800,000	$0.10	$80,000	$10.16

(1) Registration Fee has been paid via Fedwire.
(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was valued at $0.005 per share.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(4) Each Unit consists of one share of Common Stock and one Common Stock Purchase Warrant. Each Common Stock Purchase Warrant will entitle the holder to purchase on additional share of Common Stock at a price of $.10 per Share for a period of two years from the date of this offering.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Wallace Mountain Resources Corp.
800,000 Units
$.05 per Unit
Consisting of 800,000 shares of Common Stock at $.05 per share and
800,000 warrants to purchase shares of Common Stock at $.10 per share

This is the initial offering of Common stock of Wallace Mountain Resources Corp. and no public market currently exists for the securities being offered. Wallace Mountain Resources Corp. is offering for sale a total of 800,000 Units, each Unit consisting of one share of Common Stock and one Common Stock Purchase Warrant. Each Common Stock Purchase Warrant will entitle the holder to purchase one additional share of Common Stock at a price of $.10 per Share for a period of two years from the date of this offering. The offering is being conducted on a self-underwritten, best efforts, all-or-none basis, which means our officer and director will attempt to sell the Units. We intend to open a standard bank checking account to be used only for the deposit of funds received from the sale of the Units in this offering. If all Units are not sold and the total offering amount is not deposited by the expiration date of the offering, all monies will be returned to investors, without interest or deduction. The Units will be offered at a price of $.05 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus (_____, 200_).

Wallace Mountain Resources Corp. is an exploratory stage, start-up company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a complete loss of your investment. Our independent auditors have issued an audit opinion for Wallace Mountain which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or determined if this prospectus is truthful, accurate, current or complete. Any representation to the contrary is a criminal offense.

	Offering Price Per Unit	Total Amount of Offering	Underwriting Commissions	Proceeds To Us
Common Stock	$.05	$40,000	$0	$40,000
Common Stock Underlying Warrants	$.10	$80,000	$0	$80,000

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

We will establish a separate bank account and all proceeds will be deposited into said account until such time as the total amount of the offering is received and all Units are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the Units before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission for review has been cleared of comment and is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion, Dated _____, 200__

TABLE OF CONTENTS

Summary

General Information

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we", "us", "our", and "Wallace Mountain" are to Wallace Mountain Resources Corp.

Wallace Mountain Resources Corp. (the "Company") was incorporated in the State of Nevada on March 30, 2005 to engage in the acquisition, exploration and development of natural resource properties. The Company intends to use the net proceeds from this Offering to develop its business operations. (See "Business of the Company" and "Use of Proceeds".) We are an exploration stage company with no revenues and limited operating history. The principal executive offices are located at #29B Ebony Tower, President Park, 99 Sukhumvit 24 Road, Bangkok 10110 Thailand. The telephone number is +662-262-9347.

The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and is seeking the funds to execute its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. We do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future. We are aggressively pursuing our business plan given the current financial status of the company and the fact that we were very recently incorporated. We have taken the following steps to advance our business plan; we have secured our mineral rights to the property at South Wallace Mountain, prepared and filed our SB-2 Registration Statement with the Securities and Exchange Commission and drafted our business plan. The corporation was formed for the purpose of executing a specific business plan developed by our founder, Mr. Gelfand, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

We received our initial funding of $5,000 through the sale of common stock to our officer and director who purchased 1,000,000 shares of our common stock at $0.005 per share on March 30, 2005. From inception until the date of this filing we have had limited operating activities. Our financial statements from inception (March 30, 2005) through the year ended March 31, 2005 and the three months ended June 30, 2005 report no revenues and a net loss of $12,229. Our independent auditors have issued an audit opinion for Wallace Mountain which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We have not engaged the services of a professional geologist or mining engineer to examine our mineral claims and have not yet commenced any exploration activities on the claims. Our property if without known reserves and there is the possibility that the South Wallace Mountain Project claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

There is no current public market for our securities. We have no current public offering and no proposed public offering of our equity. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Offering

Securities Being Offered	800,000 Units – Each Unit consists of one share of common stock and one Common Stock Purchase Warrant.
Price per Unit	$0.05
Offering Period	The Units are offered for a period not to exceed 180 days, unless extended by our Board of Directors for an additional 90 days.
Net Proceeds	$40,000 (Total Offering Proceeds). An additional $80,000 (Assuming exercise of all Warrants, of which there is no assurance)
Securities Issued And Outstanding	2,600,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Registration costs	We estimate our total offering registration costs to be $5,700.

Risk Factors

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. Following are what we believe are all the material risks involved if you decide to purchase Units in this offering.

Risks Associated With Our Company:

We are an exploration stage company but have not yet commenced exploration activities on our claims. We expect to incur operating losses for the foreseeable future.

> We have not yet commenced exploration on the South Wallace Mountain Project Claims. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We were incorporated on March 30, 2005 and to date have been involved primarily in organizational activities and the acquisition of the mineral claims. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be

considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development of the South Wallace Mountain Project claims and the production of minerals from the claims, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because management has no technical experience in mineral exploration, our business has a higher risk of failure.

Our director has no professional training or technical credentials in the field of geology and specifically in the areas of exploring, developing and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. His decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

Our independent auditors have issued an audit opinion for Wallace Mountain which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 1 of our accompanying financial statements, our limited exploration stage and our lack of any guaranteed sources of future capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with limited material operations, revenues, or profits.

Without the funding from this offering we will be unable to implement our business plan and we will require additional funding to sustain operations once exploration is complete.

Our current operating funds are less than necessary to complete all intended exploration of the South Wallace Mountain Project claims, and therefore we will need the funds from this offering in order to complete our business plan. As of June 30, 2005, we had cash in the amount of $771. We currently do not have any operations and we have no income. Even after completing all proposed exploration, we will not know if we have a commercially viable mineral deposit. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve. We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claims and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Without funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

We have not yet had our property examined in the field by a professional geologist or mining engineer, there is the risk that our property does not contain any known bodies of ore.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of gold and other minerals. While we have geological reports detailing previous exploration within the current property boundaries completed by professional geologists in the early 1980's, we have not yet engaged the services of a professional geologist or mining engineer to examine our mineral claims. There is the possibility that the previous work was not carried out properly and the South Wallace Mountain Project claims do not contain any reserves, resulting in any funds spent by us on exploration being lost. As well, problems such as unusual or unexpected formations and other conditions involved in mineral exploration often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Because we have not surveyed the South Wallace Mountain Project claims, we may discover mineralization on the claims that is not within our claims boundaries.

While we have conducted a mineral claims title search to confirm that Madman Mining Company (an unrelated mining property vendor) had the right to sell the claims to our president, Robert Gelfand, who now holds the claims in trust, this should not be construed as a guarantee of claims boundaries. Until the claims are surveyed, the precise location of the boundaries of the claims may be in doubt. If we discover mineralization that is close to the estimated claims boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract these minerals.

If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

Our mineral property does not contain any known bodies of ore. If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the mineral claims into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible and you may lose your investment in this offering.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liabilities or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

Because access to our mineral claims is often restricted by inclement weather, we will be delayed in our exploration and any future mining efforts.

It is possible that snow or rain could cause roads leading to our claims to be impassable. We anticipate being able to access our mineral claims between the months of March and November during which time we intend to conduct our field exploration. However if the roads are impassable we would be delayed in our exploration timetable.

If we become subject to burdensome government regulation or other legal uncertainties, our business will be negatively affected.

There are several governmental regulations that materially restrict mineral claims exploration and development. Under Canadian mining law, to engage in certain types of exploration will require work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws will not affect our initial exploration phase, if we identify exploitable minerals and proceed to phase two which includes drilling operations on the South Wallace Mountain Project claims, we will incur regulatory compliance costs based upon the size and scope of our operations. In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for and the exploitation of ore deposits. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

Based on consumer demand, the growth and demand for any ore we may recover from our claims may be slowed, resulting in reduced revenues to the company.

Our continued success will be dependent on the growth of demand for ore. If consumer demand slows our revenues may be significantly affected. This could limit our ability to generate revenues and our financial condition and operating results may be harmed.

The loss of the services of Robert Gelfand could severely impact our business operations and future development, which could result in a loss of revenues and your ability to ever sell any shares you purchase in this offering.

Our performance is substantially dependent upon the professional expertise of our President, Robert Gelfand. The loss of his services could have an adverse effect on our business operations, financial condition and operating results if we are unable to replace him with another individual qualified to develop our exploration business. The loss of his services could result in a loss of revenues, which could result in a reduction of the value of any shares you purchase in this offering.

Because our current executive officer has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operation, causing our business to fail.

Robert Gelfand, the sole officer and director of the company, currently devotes approximately 5 to 7 hours per week of his business time on providing management services to us. While our executive officer presently possesses adequate time to attend to our interests, it is possible that the demands on him from his other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

Risks Associated With This Offering:

The trading in our shares will be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. We will offer the shares to our friends, relatives, acquaintances and business associates, however, there is no guarantee that we will be able to sell any of the shares. Unless we are successful in selling all of the shares and receiving all of the proceeds from this offering, we may have to seek alternative financing to implement our business plans.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Wallace Mountain or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired his shares at a cost of $.005 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (2,600,000 shares) will be increased by $.017 per share without any additional investment on his part. The purchasers of Units in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.05 per Share) of $.032 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.018 per share, reflecting an immediate reduction in the $.05 price per share they paid for their shares.

We will be holding all proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your monies will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. We have committed to return all monies deposited to the original purchasers in the event all shares in the offering are not sold. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

We will be holding all proceeds from the offering in a standard bank checking account until all shares are sold however there is no guarantee all of the funds will be used as outlined in this prospectus.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. We have committed to use the proceeds raised in this offering for the uses set forth in the proceeds table. However, certain factors beyond our control, such as increases in certain costs, could result in the company being forced to reduce the proceeds allocated for other uses in order to accommodate these unforeseen changes. The failure of our management to use these funds effectively could result in unfavorable returns. This could have a significant adverse effect on our financial condition and could cause the price of our common stock to decline.

We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $5,700 cost of this registration statement to be paid from the proceeds of the offering. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Our sole director/officer beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will beneficially own 76% of the outstanding shares. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the controlling amount of his share ownership in our company, if our sole director/officer decides to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our director/officer decides to sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of our director or officer (affiliate) to sell shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

Our director/officer beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will beneficially own 76% of the outstanding shares. He will control and make corporate decisions that may differ from those that might be made by the other shareholders.

Due to the controlling amount of his share ownership in our company, our sole director/officer will have a significant influence in determining the outcome of all corporate transactions, including the power to prevent or cause a change in control. His interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Forward Looking Statements

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

Use of Proceeds

Assuming sale of all of the Units offered herein, of which there is no assurance, the Company estimates that the net proceeds from this Offering will be approximately $34,300 after deducting $5,700 for estimated offering expenses, which include legal, accounting and all filing fees. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the Offering as follows:

Total Proceeds to the Company	$ 40,000
Less: Offering Expenses	
Legal	1,500
Accounting	1,000
Preparation and EDGARization	2,500
Transfer Agent	600
Printing	85
Registration Fees	15
Net Proceeds to the Company	34,300
Exploration Program	24,000
Administration and Office Expense	2,000
Legal and Accounting	4,000
Working Capital	4,300
Total Use of Net Proceeds	$ 34,300

We will establish a separate bank account and all proceeds will be deposited into said account until such time as the total amount of the offering is received and all Units are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the Units before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. Our director has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

Determination of Offering Price

The offering price of the Units has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered underlying the Units and Warrants, and the offering prices, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

The exercise price of the warrants was arbitrarily determined by us and does not bear any relationship to our assets, book value, earnings, projected revenues or other established criteria. Given the fact that the exercise price of $.10 per share is 2 times $.05 offering price of the Units in this Offering and 20 times the $.005 price per share paid by our current shareholder for his shares, there is no guarantee that any or all of the warrants will ever be exercised.

Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the Units you purchase is also a result of the lower book value of the shares held by our existing stockholders.

As of June 30, 2005, the net tangible book value of our shares was $771 or $NIL per share, based upon 2,600,000 shares outstanding.

Upon completion of this Offering, but without taking into account any change in the net tangible book value after completion of this Offering other than that resulting from the sale of the Units and receipt of the total proceeds of $40,000, less offering expenses of $5,700, for a total net proceeds to us of $34,300, the net tangible book value of the 3,400,000 shares to be outstanding will be $59,529, or approximately $.018 per Share. Accordingly, the net tangible book value of the shares held by our existing stockholder (2,600,000 shares) will be increased by $.017 per share without any additional investment on his part. The purchasers of Units in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.05 per Share) of $.032 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.018 per share, reflecting an immediate reduction in the $.05 price per share they paid for their shares.

After completion of the offering, the existing shareholder will own 76% of the total number of shares then outstanding, for which he will have made an investment of $13,000, or $.005 per Share. Upon completion of the offering, the purchasers of the Units offered hereby will own 24% of the total number of shares then outstanding, for which they will have made a cash investment of $40,000, or $.05 per Share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$ .05
Net Tangible Book Value Prior to this Offering	$ NIL
Net Tangible Book Value After Offering	$ .018
Immediate Dilution per Share to New Investors	$ .032

The following table summarizes the number and percentage of shares purchased, the amount and percentage of consideration paid and the average price per Share paid by our existing stockholder and by new investors in this offering:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Stockholder	$ .005	2,600,000	76%	$ 13,000
Investors in This Offering	$ .05	800,000	24%	$ 40,000

If all warrants are exercised, investors would suffer even more significant dilution in the price they paid for their shares.

Plan of Distribution

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a Prospectus that permits our officer and director to sell the Units directly to the public, with no commission or other remuneration payable to him for any Units he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the Units with a broker or dealer. Robert Gelfand, our officer and director, will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, our officer and director will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The officer and director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a. Our officer and director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

b. Our officer and director will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c. Our officer and director is not, nor will be at the time of his participation in the offering, an associated person of a broker-dealer; and

d. Our officer and director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officer, director, control person and affiliates of same do not intend to purchase any Units in this offering.

Terms of the Offering

The Units will be sold at the fixed price of $.05 per Unit until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days (the "Expiration Date").

Deposit of Offering Proceeds

This is a "best efforts", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless and until all units are sold and all proceeds are received. We intend to hold all monies collected for subscriptions in a separate bank account until the total amount of $40,000 has been received. At that time, the funds will be transferred to our business account for use in the implementation of our business plans. In the event the offering is not sold out prior to the Expiration Date, all monies will be returned to investors, without interest or deduction.

Procedures and Requirements for Subscription

If you decide to subscribe for any units in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or certified funds to us. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Wallace Mountain Resources Corp.

Exercise of Warrants

Each Unit consists of one share of Common Stock and one Common Stock Purchase Warrant. Each Common Stock Purchase Warrant will entitle the holder to purchase one additional share of Common Stock at the price of $.10 per Share for a period of two years from the date of this offering. We intend to complete and enter into a Warrant Agreement with Holladay Stock Transfer, our registered stock transfer agent, to allow them to handle the issuance of the Common Stock underlying the warrants upon surrender and payment of the exercise price to us by any holders.

Legal Proceedings

Wallace Mountain is not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Directors, Executive Officers, Promoters and Control Persons

The director and officer of Wallace Mountain Resources Corp., whose one year term will expire 4/15/06, or at such a time as his successor(s) shall be elected and qualified is as follows:

Name & Address	Age	Position	Date First Elected	Term Expires
Robert Gelfand	39	President,	03/30/05	04/15/06
#29B Ebony Tower		Secretary,		
President Park		Treasurer,		
99 Sukhumvit 24 Road		CFO, CEO &		
Bangkok 10110 Thailand		Director		

The foregoing person is a promoter of Wallace Mountain, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The director and officer currently devotes an immaterial amount of time, approximately 5 to 7 hours per week, to manage the business affairs of our company. After receiving funding per our business plan Mr. Gelfand intends to devote as much time as the board of directors deems necessary to manage the affairs of the company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Resume

Robert Gelfand has been the President, CEO, Treasurer, CFO, Secretary, and Director of the Company since inception. From July 1996 to the present he has been a Director of StarAsia Capital Inc., a venture capital company for emerging growth companies in Bangkok, Thailand. From April 1999 to January 2001 he was a Director and Officer of Never Miss A Call, Inc., a publicly-traded Nevada corporation, that operated an automated voice answering service in Vancouver, BC, Canada. From August 1998 to April 1999 he was a Director and Officer of Pac-Rim Consulting, Inc., a publicly-traded Nevada corporation, that offered consulting services providing guidance in real estate transactions for investors in SE Asia looking to purchase real estate in Canada located in Vancouver, BC, Canada. From September 1997 to January 1999 he was a Director and Officer of Meximed Industries, a publicly-traded Nevada corporation, that was a medical supplies distributor based out of Vancouver, BC.

Mr. Gelfand holds a Bachelor of Commerce Degree (Finance major) from The University of British Columbia, in Vancouver, BC, Canada where he received it in 1989. Mr. Gelfand also holds the Chartered Financial Analyst designation (CFA) which he received from the CFA Institute in Charlottesville, Virginia. He intends to devote his time as required to the business of the Company.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the ownership of Wallace Mountain's voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of our common stock as of the date of this prospectus:

Name and Address Beneficial Owner (1)	No. of Shares Before Offering	No. of Shares After Offering	Percentage of Ownership: Before Offering	After Offering
Robert Gelfand #29 Ebony Tower President Park 99 Sukhumvit 24 Road Bangkok 10110 Thailand	2,600,000	2,600,000	100%	76%
All Officers and Directors as a Group	2,600,000	2,600,000	100%	76%

(1)   The person named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct holdings in the Company.

Description of Securities

Common Stock

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.001. The holders of Common Stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 76% of the outstanding shares. (See "Principal Stockholders".)

Cash Dividends

As of the date of this Memorandum, the Company has not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business operations.

Interest of Named Experts and Counsel

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our financial statement for the period from inception to the year ended March 31, 2005 included in this prospectus has been audited by Franklin Griffith & Associates, 6330 McLeod Dr., Suite 7, Las Vegas, Nevada 89120. Our financial statement for the three month period ended June 30, 2005 included in this prospectus has been reviewed by Franklin Griffith & Associates, 6330 McLeod Dr., Suite 7, Las Vegas, Nevada 89120.   We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

James B. Parsons of Parsons Law Firm, 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA 98004, has passed upon the validity of the units being offered and certain other legal matters and is representing us in connection with this offering.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization Within Last Five Years

Wallace Mountain Resources Corp. was incorporated in Nevada on March 30, 2005 to engage in the business of acquisition, exploration and development of natural resource properties. At that time Robert Gelfand was named as Director and Sole Officer of the company and as such voted to seek capital and begin development of our business plan. We received our initial funding of $5,000 through the sale of common stock to Mr. Gelfand who purchased 1,000,000 shares of our Common Stock at $0.005 per share on March 30, 2005. On April 5, 2005, a total of 1,600,000 shares of Common Stock were issued in exchange for mining claims valued in the amount of $8,000 or $0.005 per share.

Description of Business

We are an exploration stage company with no revenues and limited operating history. Our independent auditors have issued an audit opinion for Wallace Mountain which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of gold and other minerals. We have not engaged the services of a professional geologist or mining engineer to examine our mineral claims. There is the possibility that the South Wallace Mountain Project claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

In this Prospectus a combination of Imperial and metric measures are used with respect to mineral properties located in Canada. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	=	Metric Unit	Metric Measure	=	Imperial Unit
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton		1 gram/tonne	34.28 grams/tonne		1 ounce (troy) ton

GLOSSARY OF MINING TERMS

"Adit"	An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.
"Altered"	Physically or chemically changed rock or mineral subsequent to its formation.
"Alteration Halo"	A zone of alteration surrounding a mineralized or structural zone
"Amphibole"	an important group of dark-colored rock-forming, silicate minerals that generally containing ions of iron
"Andesite"	Volcanic rock characteristically medium dark in color and containing 54 to 62% silica
"Anomalous"	A departure from the norm which may indicate the presence of mineralization
"Argillite"	A metamorphic rock, intermediate between shale and slate, that does not possess true slate cleavage
"Basalt"	An extrusive volcanic rock
"Batholith"	A plutonic rock mass which increases in size downward, has no determinable floor, and shows an area of surface exposure exceeding 100 km^2.
"BCDM MINFILE"	British Columbia Department of Mines "Mineral Inventory Files" – a data base of mineral occurrences occurring within British Columbia
"Bedding"	The arrangement of sedimentary rocks in layers
"Biotized"	Rock containing biotite, a magnesium mineral, usually in igneous rocks
"Breccia"	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
"Cadmium" or "Cd'	A soft, bluish-white metal and is easily cut with a knife. Physically similar to zinc. Cadmium is used in silver solder and is highly toxic
"Carboniferous Age"	An Epoch in Earth history about 354-290 million years ago
"Chalcopyrite"	A sulphide mineral of copper and iron; the most important ore mineral in copper
"Channel sample"	A sample composed of pieces of vein or mineralized rock that have been taken from a small trench or channel, usually about 3 inches wide and 1 inch deep
"Chert"	A variety of silica that contains microcrystalline quartz
"Chlorite"	A dark green, soft, flaky mineral similar to mica; it is common as an alteration or metamorphic mineral
"Cockscomb"	Literally – mineral formation that resembles the comb of a rooster in shape
"Copper" or "Cu"	A reddish or salmon-pink isometric mineral, the native metallic element of copper. It is ductile and malleable, a good conductor of heat and electricity, usually dull and tarnished
"Cretaceous"	Epoch in Earth history from about 63 million to 135 million years ago. Also refers to the rocks and sediment deposited in that epoch
"Dacite"	Volcanic rock that characteristically is light in color and contains 62% to 69% silica and moderate amounts of sodium and potassium

"Diamond drill"	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections
"Dip"	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike
"Discovery outcrop"	The rock exposure that was first observed to contain mineralization
"Drift"	A horizontal underground opening that follows along the length of a vein or rock formation
"Dyke"	A long and relatively thin body of igneous rock that, while in the molten state, intruded older rocks
"Epidote"	A common crystallized calcium, aluminum, iron mineral
"Eocene age"	Epoch in earths history about 34-55 million years ago
"Equigranular"	Grains within a rock are very similar in size/shape
"Erosional remnants"	Literally remnants of a rock unit that has not completely eroded away
"Exploration adit"	An adit driven to search for mineralization.
"Fault"	A fracture dividing a rock into two sections that have visibly moved relative to each other
"Feldspars"	silicate minerals which occur in igneous rocks - plagioclase contains calcium and sodium
"Felsic"	Light-colored rocks containing feldspar and silica
"Foot wall"	The rocks on the underside of a vein or ore deposit
"Flows"	Volcanic rock formed from lava that flowed out onto the earth's surface
"Free gold"	Gold that can be separated from its host rock without the use of chemical methods (by mechanical methods)
"Foliated"	the arrangement of a set of minerals in parallel, sheet-like layers that lie perpendicular to the flattened plane of a rock. Occurs in metamorphic rocks
"G.S.C."	Geological Survey of Canada (equivalent of USGS)
"Gabbro"	A dark, coarse-grained igneous rock
"Galena"	A lead sulphide - the most common ore mineral of lead
"Gangue"	Worthless minerals in an ore deposit
"Geological mapping"	The process of observing and measuring geological features in a given area and plotting these features, to scale, onto a map
"Geophysical survey"	A method of exploration that measures the physical properties of rock formations including magnetism, specific gravity, electrical conductivity and resistance
"Gold" or "Au"	A heavy, soft, yellow, ductile, malleable, metallic element. Gold is a critical element in computer and communications technologies
"Grab samples"	A sample of rock not intended to be representative of the deposit – usually the most highly mineralized material is selected
"Granite"	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
"Granodiorite"	Igenous rock, less felsic than granite, typically light in color; rough plutonic equivalent of dacite
"Greenstone"	Metamorphosed basalt
"Hanging wall"	The rocks on the upper side of a vein or ore deposit
"Headwaters"	The source or the upper reaches of a stream or river

"Hornblende"	An igneous rock that contains magnesium, iron, silica and aluminum - is black, brown and green in color. It occurs in crystals of many igneous rocks
"Hornfels"	A fine-grained contact metamorphic rock
"ICP Analysis"	Analytical process in which material is digested with hydrochloric and nitric acids. This is then analysed using Inductively Coupled Plasma-Atomic Emission Spectroscopy
"Igneous Rocks"	Rocks that crystallize from magma
"Interbeds"	Several layers of sedimentary rock located side by side
"Isolated Rafts"	Literally small bodies of a rock unit that "sit" on top of a different rock
"Jurassic"	Epoch in Earth history from about 135 million to 190 million years ago Also refers to the rocks and sediment deposited in that epoch
"Lead" or "Pb"	Heavy, easily fusible soft malleable base metal of dull pale bluish-grey colour
"Leakage mineralization"	Literally, mineralization that leaks out of the main body in which the mineralization is be emplaced – usually through shears/faults and porous rock
"Level"	a horizontal opening in a mine; levels are usually established at regular intervals
"Limestones"	A sedimentary rock composed primarily of calcium carbonate
"Line cutting"	Straight clearings through the bush to permit sightings for geophysical and other surveys
"Lithologies"	the character of a rock described in terms of structure, color, mineral composition, grain size, and arrangement of its component parts
"Lode"	Traditionally mineralization that is "in-place" within the host rocks
"Mafic"	class of rock which crystallizes from silicate minerals at relatively high temperatures. It is also sometimes called basalt
"Massive sulphide mineralization"	Mineralization that contains a variety of different sulphide minerals – usually includes - sphalerite, chalcopyrite, pyrite and pyrrhotite.
"Metamorphic"	A rock that has undergone chemical or structural changes (heat, pressure, or a chemical reaction) that causes changes to its original state - High-grade metamorphic is a large amount of change
"Meta-wacke"	A soft, earthy, dark-colored rock or clay derived from the alteration of basalt
"Mineral claim"	A portion of land held either by a prospector or a mining company, in British Columbia each claim is 500m x 500m (1,640 ft^2)
"MINFILE"	A government data base detailing mineral occurrences in BC
"MMI (Mobile Metal Ion)"	A highly sensitive analytical technique that measures the Ions of various metals that are moving upwards from depth
"Monzonite"	A felsic igneous rock usually light colored with > 20% quartz content
"Open-Cut"	A trench
"Ore"	A mixture of mineralized rock from which at least one of the metals can be extracted at a profit
"Outcrop"	A surface exposure of bedrock
"Permian"	Epoch in earths history about 290-248 million years ago
"Phylite"	A foliated metamorphic rock that develops from slate and is marked by a silky sheen and medium grain size

23

"Plagioclase"	Any of a group of feldspars containing a mixture of sodium and calcium feldspars
"Pliocene"	Epoch in Earth history from about 2-5 million years to 10,000 years ago. Also refers to the rocks and sediment deposited in that epoch
"Plugs"	A roughly cylindrical body of igneous rock that, while in the molten state, intruded older rocks
"Plutons"	Bodies of plutonic rocks – rocks of igneous origin that have come from great depths
"Potassic"	Rock that contains potassium
"Porphyitic"	An igneous rock that is characterized by extremely fine grain and which may contain phenocrysts
"Portal"	The entrance to an adit
"Precious metal"	Any of several metals, including gold and platinum, that have high economic value – metals that are often used to make coins or jewelry
"Pyrite"	A yellow iron sulphide mineral – sometimes referred to as "fools gold"
"Pyroclasitic"	Fragmented rock material formed by a volcanic explosion or ejection from a volcanic vent
"Pyrrhotite"	A bronze colored, magnetic iron sulphide mineral
"Quartz"	Common rock forming mineral consisting of silicon and oxygen
"Quartz envelopes"	Quartz formed in patches or small bodies without uniform shape or orientation through out the host rocks
"Quartz flooded"	Quartz has filled cracks within rocks and has become a large percentage of the make up of the rock
"Quartz diorite"	quartz diorite is a medium to dark grey, medium to coarse-grained intrusive rock. It consists mainly of plagioclase feldspar, some quartz, and abundant dark minerals (roughly a third)
"Remobilized"	Mineralization that has migrated from its original area of deposit
"Rhyolite"	Volcanic rock (or lava) that characteristically is light in color, contains 69% silica or more, and is rich in potassium and sodium.
"Schists"	A coarse-grained, strongly foliated metamorphic rock that develops from phyllite and splits easily into flat, parallel slabs
"Sedimentary rocks"	Secondary rocks formed from material derived from other rocks and laid down underwater.
"Shale"	A sedimentary rock composed of fine sediment particles - tend to be red, brown, black, or gray, and usually originate in relatively still waters
"Shear zone"	A zone in which shearing has occurred on a large scale
"Shipped"	Literally ore shipped from a project to a processing (extracting) plant
"Silicified"	Rock that has a high abundance of quartz
"Sills"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock
"Silver" or "Ag"	A white metallic element that is ductile, very malleable and capable of a high polish. This precious metal has major industrial applications in photography, x-rays, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterlingware

"Strike"	The direction or bearing from true north, of a vein or rock formation measured on a horizontal surface
"Soil sampling"	The collecting of samples of soil, usually 2 pounds per sample, from soil thought to be covering mineralized rock. The samples are submitted to a laboratory that will analyze them for mineral content
"Sphalerite"	A zinc sulphide mineral; the most common ore mineral of zinc
"Stratigraphically"	The location within a sequence of bedded rock or the position relative to other rock units
"Strike"	horizontal direction that a geological body is heading, determined by the compass direction of this line, measured in degrees from true north
"Stringer"	A very narrow vein
"Stripping"	Exposing bedrock by clearing the loose soil and debris from a large area
"Sub drift"	A level or working horizon in a mine between main working levels
"Sulphides"	A compound of sulphur and other elements
"Synite"	Usually light in colour - rock contains 90% feldspar in large crystals
"Trachytes"	light-colored, very fine-grained extrusive igneous rock that is composed chiefly of feldspar with minor amounts other minerals
"Trenching"	The digging of long, narrow excavation through soil, or rock, to expose mineralization
"TRIM map sheet"	BC Gov't - Terrain Resource Information Management Program that produces highly accurate topographical base maps
"Tuff"	Rock composed of fine volcanic ash
"Underground Development"	The excavating of adits, winzes or any other ground cavities
"USGS"	Unites States Geological Survey
"Vein"	A crack in the rock that has been filled by minerals that have traveled upwards from a deeper source
"Vent zone"	An area where heat and material from volcanic activity has been present
"Volcanic rocks"	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano
"Winze"	A secondary vertical or near-vertical opening sunk from a point inside a mine for the purpose of connecting with a lower level or of exploring the ground for a limited depth below a level
"Zinc" or "Zn"	A white metallic element

General Information

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the South Wallace Mountain Project, consisting of 18 unit mineral claims having a total surface area of approximately 946 acres.

At the current time the property is without known reserves and the proposed program is exploratory in nature. We have not carried out any exploration work on the claim and have incurred no exploration costs. The future cost of exploration work on the property is disclosed in detail in the Plan of Operation section of this prospectus.

There is not a plant or any equipment currently located on the property. As noted in the History of Previous Work subsection, there are underground workings that were emplaced approximately 50-90 years ago. If they have not completely collapsed they will still not be safe to enter without proper engineering inspection.

Hydro electrical power lines that supply power to the town of Beverdeall are located approximately 300 yards west of the western claim boundary. It is however expected that the initial exploration will not be heavily dependent on electrical power but will be supported by generators.

Water required for exploration and development of the claims is available from the West Kettle River (which is located approximately 350 yards west of the property and also from Dominion Creek, located immediately east of the property.

The Phase I exploration program, which will be funded from the proceeds of this offering, will require approximately 3 weeks to complete and will consist of grid emplacement, soil sampling as well as testing the effectiveness of MMI and Biogeochemical methods. An additional 3 weeks will be required to complete analysis of samples, data compilation and interpretation, drafting and report writing. Results gained from the program will lead to a better understanding of, the location of and controls of, mineralization at known showings as at any new showings and/or anomalous areas discovered as a result of the Phase I program. We plan to commence Phase 1 of the exploration program on the claims in spring or summer of 2006, as soon as weather conditions in the area permit.

The Phase II exploration program is contingent upon the success of the Phase I program and our ability to raise additional funds to cover the costs. Mechanical trenching and diamond drilling are foreseen to be the logical next step. The minimum estimated cost of the Phase II program is $100,000 and will take approximately three months to complete, including the collection and interpretation of all exploration data. Based on previous work it appears the Property contains "vein hosted mineralization". In general we would like to have indications that the mineralization within the veins is worth at least US $100 per ton (gross metal value) to further explore/develop the claims. If a large mineralized vein system is present the project could be developed on a large scale and conversely if a smaller mineralization vein system is present then the property could be developed on a smaller scale.

In the event that a mineral body that is amiable to bulk mining (open pit) style development is located then we estimate the mineralization should be worth at least $US 10 per ton (gross metal value).

The discussions contained herein are management's estimates only. Because we have not commenced our exploration program we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are also unable to assure you we will be able to raise the additional funding from the exercise of the warrants to proceed with any subsequent work on the claims if mineralization is found in Phase 1.

Based on previous work, there are three main areas of mineralization discovered within the project to date. The results of analytical results of samples collected during the previous work are helpful as they provide some indication as to the grades and location of minerals present on the claims, though there is no guarantee the previous work will result in any exploitable mineral deposits.

Our exploration work will initially investigate these areas and try to locate any extensions of mineralization at these areas. We will also try to determine if there is a relationship between the three areas and if there is further mineralization located within the area between the 3 mineralized zones.

The Three Zones of the Property

The Scandie Zone consists of two quartz veins that contain high-grade silver with lead and zinc that have been worked intermittently since the early 1900's. A total of 344 feet of underground tunnels have been developed on this lode. A six and a half (6 ½) foot long sample of the ore yielded 154.8 oz/Ton Silver, 24% Zinc, 10.5% Lead and 0.54% Copper.

The Dell and Dominion Zones were discovered in the early 1980's and both zones contain copper, gold and silver mineralization occurring within shear (fault) zones. Grades of 1.45 oz/Ton Gold, 11.0% Copper and 3.65 oz/Ton Silver across 4 inches of chalcopyrite and pyrite within grey quartz were obtained. Limited trenching and diamond drilling at both zones met with mixed results. The two zones are located more than 6,000 feet apart along the same or parallel shear zones. The area between the two zones is highly prospective for the discovery of additional mineralization.

During 1951 and 1960 nine (9) tons of ore was shipped from the Scandie Zone. The shipments yielded 498 oz of silver, 635 pounds of lead and 1,290 pounds of zinc. The calculated grade for these shipments is 55.3 oz/Ton Silver, 3.5% Lead and 7.2% Zinc.

Acquisition of South Wallace Mountain Project

The claims are currently held in trust in the name of our president, Robert Gelfand, whom we acquired them from on April 5, 2005 for 1,600,000 common shares of our stock with a deemed value of $.005 per share or an aggregate amount of $8,000 USD. The claim was purchased by Robert Gelfand from Madman Mining Co. Ltd., an unrelated mining property vendor, on April 5, 2005 for $10,000 Canadian (approximately $8,000 USD).

Requirements or Conditions for Retention of Title

Title to the property has already been granted to our president and director, Robert Gelfand, who holds the claim in trust for the Company. In order to retain title to the property exploration work in the amount CDN $1,800 must be completed and filed with the British Columbia Department of Energy Mines and Petroleum Resources ("BCDM"). If work is completed, in any one year (using a year based on the staking date of the claim – in this case March 26), in a greater amount than $1,800 then the excess work can be applied towards future years exploration requirements. The BCDM charges a filing fee, equal to 10% of the value of the work recorded, to record the work. Alternatively the company can pay "cash in lieu" which is also $1,800 per year with a 10% filing fee.

Location and Access

The South Wallace Property is located 180 miles (290 km) east of Vancouver, near Beaverdell on the eastern valley slope of the West Kettle River. The property is in the Greenwood Mining Division, and is centered at approximately $49^O24'$N latitude and $119^O05'$W longitude on NTS Map Sheet 82 E/6E and alternatively on BC TRIM map 082E035. Beaverdell lies 3 miles (5km) to the north, on Highway 33; Kelowna and the junction with Highway 97 lies some 50 miles (80km) to the north, while Rock Creek and the junction of Highways 3 and 33 is 27 miles (45km) to the south. A network of secondary roads and ATV trails access most parts of the Property. Initially exploration crews will drive to the property boundaries by pick-up truck and from there either walk or use an ATV (Quad or four-wheeler) to go through the property.

Physiography

The property is situated within the Monashee Mountains of the Southern Interior Physiographic Region, and elevations range from 3,000 feet (915m) along the western edge of the claim to 4,500 feet (1,370m) at the extreme southeastern point of the claim.

Slopes within the claim area are generally steep except for the height of land, within the southeastern area of the property, where gently rounded hilltops are present. Vegetation consists mainly of fir, larch and pine, much of it mature second growth. Some of the area has been recently logged. There is relatively little underbrush, and open grassy areas are not uncommon.

The outcrop of the underlying rock units is fairly good throughout the project. It is estimated that approximately 30% of the project contains good rock exposure (they are exposed at the surface) making it easier to identify them and any mineralized zone they may contain. The other 70% of the project is covered by a layer of soil and loose rock/gravel of varying thickness, which makes it harder to locate mineralized zones. We will use geochemical samples (detects minerals that leach/leak from underlying rocks) and then trench or drill through the covering dirt to test the zones.

The climate features warm summers and mild winters. The West Kettle Valley is fairly dry in the summers, although not as dry as the Okanagan valley to the west.   Average yearly precipitation is 20 inches (50cm). A snow pack of 3-5 feet (1-1.5m) begins to accumulate in November and lingers in places into May. The recommended field season for initial phases of exploration is from early May to late November. Drilling and underground development can be carried out on a year-round basis with the aid of a bulldozer to keep access roads snow-free.


YUKON
N.W.T.
ALASKA
U.S.A.
Stewart
BRITISH
COLUMBIA
Ft. St. John
Dawson Creek
ALBERTA
Prince Rupert
Smithers
Prince George
PROPERTY LOCATION
Pacific Ocean
Bella Coola
Williams Lake
Kamloops
Kelowna
Vancouver
Cranbrook
Trail
Victoria
U.S.A.
0
200km
400km
WALLACE MOUNTAIN RESOURCES CORP.
SOUTH WALLACE MOUNTAIN PROJECT
LOCATION MAP
Dominion Creek Area - Beaverdell Area
Greenwood Mining Division, B.C.
NTS Map 082E/06E - BC TRIM MAP 082E036



119° 05'
49° 24'
West Kettle River
Competitors Claims
Dell Zone
Scandie Zone
Dominion Zone
082E035
Wallace South Claim
Dominion Creek
Project Boundary
Competitors Claims
Contour Interval = 100 ft
Contour Interval = 500 ft
Roads
Rivers & Creeks
Mineral Showings
0
1000m
2000m
WALLACE MOUNTAIN RESOURCES CORP
SOUTH WALLACE MOUNTAIN PROJECT
CLAIM & TOPOGRAPHY MAP
Dominion Creek, Beaverdell Area
Greenwood M.D., B.C. - NTS Map 082E06E
BC TRIM MAP 082E035
FIGURE 2



History of Previous Work

Previous work completed within the current claim boundaries is helpful, as it has already found three areas that contain mineralization. The results of analytical results of samples collected during the previous work are also helpful as they provide some indication as to the grades and location of minerals present on the claims, though there is no guarantee the previous work will result in any exploitable mineral deposits.

Our exploration work will initially investigate these areas and try to locate any extensions of mineralization at these areas. We will also try to determine if there is a relationship between the three areas and if there is further mineralization located within the area between the 3 mineralized zones.

The South Wallace Mountain Project is located within the southern area of the historic Beaverdell Mining Camp. Exploration in the camp dates to the late 1880's, with the discovery of silver on Wallace Mountain in 1897, and production of silver from as early as 1901. The Highland Bell Mine silver mine was in continuous production for 76 years (1913 to 1989). At closure in 1989, the mine had produced a total of over 46 million ounces of Silver, 12,500 tons of Lead and 15,000 tons of Zinc as well as minor amounts of Cd, Cu and Au.

The first documented exploration of the project area is in 1916, when the owner of the Scandie claim leased it to a mining company which started development of the silver, lead ore occurring at the zone.

In 1917, underground development consisting of a 40-foot tunnel, a 10-foot winze and numerous trenches, open-cuts and stripping were also completed.

In 1918 an additional 89 feet of underground development and more surface trenching was completed.

No further records are found until 1951 when 3.5 tons of ore was shipped by a local miner, Mr. D. Hood.

In 1960, Silver Scandie Mines Ltd., held the ground and another 5.5 tons of ore was shipped. The upper adit was driven an additional 88 feet. A new lower adit was also driven 154 feet.

In 1982 – 1983 Canstat Petroleum Resources Corp. completed limited soil geochemical sampling, trenching and shallow diamond drilling and discovered the mineralization at the Dell and Dominion Zones.

There is no record of further activity within the project area from 1983 to present.

It is presumed that the underground tunnels are collapsed and inaccessible, at the very least they would be unsafe to enter without proper inspection/repair. The trenches completed in the early part of the 1900's will be sloughed and would require digging out. The trenches completed during the 1980s would also be sloughed, although to a lesser extent, and would also require digging out to resample and map.

Regional Geology

The area is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks.

The Beaverdell area is underlain principally by middle Jurassic Nelson plutonics. The lithologies are dominantly quartz diorite, monzonite and granodiorite. Quartz may range from trace to 20% by volume.

Both potassic and plagioclase feldspars are present, while mafic minerals include hornblende and biotite in varying amounts. Feldspar and/or amphibole may occur as coarse-grained crystals, but the rock is generally equigranular and moderately foliated. In the Beaverdell area this foliation generally trends E-W to SSE-NNW.

The Nelson Plutonics intrude greenstones, amphibolites, mafic schists, meta-wackes and lesser limestone of the Carboniferous and older Anarchist Group (a name given by the Geological Survey of Canada to a group of rocks in the Beverdell area). This sedimentary and volcanic package occurs as isolated rafts or roof pendants surrounded by the younger intrusive.

The Valhalla intrusions (granite and granodiorite) of Jurassic-Cretaceous age are distinguished from the Nelson Plutonics by their porphyritic nature and general lack of foliation. The contacts between the units are locally gradational, although clearly crosscutting relationships have been observed as well. The regional-scale Okanagan Batholith surrounds the Nelson plutonics in the Beaverdell area and is considered to be equivalent in age to the Valhalla intrusives.

The Coryell Group are Eocene porphyritic felsic intrusions that occur throughout south central B.C. They include the Beaverdell Stock that outcrops on the West Kettle River valley bottom just south of the Beaverdell town site, as well as numerous plugs and dykes on Cranberry Ridge. The Coryell syenites are likely coeval with the Eocene Marron Group of felsic to intermediate volcanic rocks. These trachytes, andesites and lesser tuff and shale interbeds outcrop in erosional remnants on the property and in fault bounded outliers throughout the Okanagan region.

119° 05'
49° 23'
PROJECT AREA
Ema
Ed
mJg
CPas
JKg
Ema Marron Group (Eocene)
Ec Coryell Syenite (Eocene)
JKg Okanagan Batholith (Cretaceous and/or Jurassic)
mJg Nelson Plutonic Rocks (Middle Jurassic)
CPas Anarchist Group (Carboniferous or Older)
Geological Contact
N
0
4000m
8000m
Scale 1:225,000
WALLACE MOUNTAIN RESOURCES CORP.
SOUTH WALLACE MOUNTAIN PROJECT
REGIONAL GEOLOGY
Greenwood Mining Division
FIGURE 3

Property Geology and Mineralization

The South Wallace Mountain Project is underlain by West Kettle granodiorite. A body of Permian age metamorphosed volcanic rocks is located immediately to the east of the project. The granodiorite, near the contact with the volcanic rocks, is altered. Some hornfels and younger hornblende porphyry dykes occur within the project. The relationship between the altered granodiorite and the porphyry dykes to the mineralization is unknown at this time.

Generally east to west trending, quartz filled, faults/shear zones cut the underlying rocks. All of the mineralization discovered to date occurs either within, or immediately adjacent to, these fault/shear zones.

Scandie Zone

The Scandie Zone is located within the northeastern quadrant of the project on the western valley wall of Dominion Creek. The showing is centered approximately 6,500 feet due east from the Dell Zone and approximately 3,500 feet north of the Dominion Zone at an elevation of 4,300 feet.

Two sets of mineralized quartz veins have been discovered in this area, one strikes 270° and dips 60 to 70 degrees north, and the second set strikes 100° and dips 70° south. Both occupy a locally silicified east-trending shear zone. An alteration halo consisting of chlorite, clay minerals and epidote extends up to 10 inches on either side of the veins. The veins themselves are generally 1 to 2 feet in width, although locally can be as wide as 6 feet.

Two adits follow the mineralization; the upper adit is 190 feet in length and the lower adit is 154 feet in length. Historic records indicate that 9 tons of ore was shipped from the property.

In 1982 a trench uncovered mineralization consists of galena, sphalerite, pyrite and chalcopyrite and occurs within quartz veins. A six and a half (6 ½) foot long sample of this material yielded 154.8 oz/Ton Silver, 24% Zinc, 10.5% Lead and 0.54% Copper.

The 9 tons of ore shipped in 1951 and 1960 yielded 498 oz of silver, 635 pounds of lead and 1,290 pounds of zinc. The calculated grade for these shipments is 55.3 oz/Ton Silver, 3.5% Lead and 7.2% Zinc.

Dell Zone

The Dell Zone is located within the northwestern quadrant of the project.

During 1982 and 1983, five trenches were dug to investigate the source of a copper in soil geochemical anomaly discovered the previous year. The trenches uncovered gold, copper and silver mineralization occurring within an east-trending shear (fault) zone cutting a unit of altered granite. Copper staining, pyrite and chalcopyrite were present in both the veins and the wall rock.

The trenching uncovered an area approximately 35 feet long and 20 feet wide that contained strong mineralization. Sample values of the area include, 1.45 oz/Ton Gold, 11.0% Copper and 3.65 oz/Ton Silver across 4 inches of chalcopyrite and pyrite in grey quartz collected in "Trench 5".

In 1983 five shallow diamond drill holes were competed to test a portion of the zone. The best drill intersection from this program was obtained from under Trench 5. This returned 0.12 oz/Ton Gold, 0.52% Copper and 0.32 oz/Ton Silver across an eight (8) inch interval.

It is apparent that samples were only collected over narrow widths across the most mineralized vein material. Longer sample intervals should be considered to investigate the potential for a wide/larger mineralized target.

Dominion Zone

The showing is located in the southeastern corner of the project at an elevation of 4,000 feet, on the crest of an un-named ridge overlooking the Dominion Creek valley.

Copper staining, occurring within narrow quartz filled shear zones was discovered in the early 1980's within this area. Subsequently, two trenches and three shallow diamond-drill holes were completed to test the shear zone thought to be controlling the mineralization.

Although trench samples were encouraging, returning anomalous values of silver, the drilling failed to return any economic grades.

Competition

The mining industry is highly fragmented. We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the Claims. Readily available commodities markets exist in Canada and around the world for the sale of gold and other minerals. Therefore, we will likely be able to sell any gold or other minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There have been no bankruptcy, receivership or similar proceedings.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in British Columbia specifically.

The initial steps of exploration can be carried out without permitting or notification to any government body as it is deemed "low-disturbance/low-impact" by the British Columbia Department of Energy Mines and Petroleum Resources (BCDM).

With respect to the mechanized trenching or diamond drilling – a plan of operation will need to be filed with the BCDM. This plan will detail the extent, location and amount of surface disturbance for the trenching and/or drilling. As the amount of trenching and drilling (initially) will be limited the permit should be issued within 30 days. We will be required to obtain a refundable bond in the amount of $2,000 - $5,000 (depending on the anticipated amount of disturbance). The bond is to ensure that we reclaim or repair the disturbance caused by the trenching and drilling. Usually this reclaiming work entails filling in and smoothing the surface at trenching sites, clean up and removal of any work material, and seeding native grass/plants at the sites of any disturbance.

In the event that trees larger than 6 inches in diameter need to be cut down, a permit will need to be obtained from the BC Ministry of Forests. This usually takes less than 30 days to obtain. We will try to adjust the areas we work at and trench around larger trees (initially) to avoid any disturbance to larger trees. If the disturbance to larger trees is unavoidable then a permit to cut will be obtained.

There are nominal costs involved in obtaining the BCDM or Forestry permits (less than $100.00). The bond required by the BCDM is returned (with interest) upon proper clean up of the site. There will be costs for the crew/equipment required to fill in the trenches etc., but as heavy equipment is available locally, and the amount of disturbance is expected to be minimal, the costs will be most likely be less than $2,000. (1 day – equip/crew)

In order to retain title to the property, exploration work in the amount CDN $1,800 must be completed and filed with the BCDM. If work is completed, in any one year (using a year based on the staking date of the claim – in this case March 26), in a greater amount than $1,800 then the excess work can be applied towards future years' exploration requirements. The BCDM charges a filing fee, equal to 10% of the value of the work recorded, to record the work.

Alternatively the company can pay "cash in lieu" which is also $1,800 per year with a 10% filing fee.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for its products or services.

Research and Development Costs During the Last Two Years

We have not expended funds for research and development costs since inception.

Number of Employees

Our only employee is our officer who currently devotes 5-7 hours per week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company.

Reports to Securities Holders

We provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Plan of Operation

Wallace Mountain's current cash balance is $771. Until approximately October of 2005, we believe our small cash balance is sufficient to fund limited levels of operations. If we experience a shortage of funds prior to funding we may utilize funds from our director who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and correspondence with our shareholders, however our director has no formal commitment, arrangement or legal obligation to advance or loan funds to Wallace Mountain. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $5,000 in equity securities to pay for our minimum level of operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of gold and other minerals. We have not engaged the services of a professional geologist or mining engineer to examine our mineral claims, and we will not do so until this offering is completed, of which there is no guarantee. There is the possibility that the South Wallace Mountain Project claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying any mineral deposits we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve. We are unable to assure you we will be able to raise the additional funds necessary through the exercise of the warrants to implement any future exploration or extraction program even if mineralization is found.

Based on previous work, there are three main areas of mineralization discovered within the project to date. The results of analytical results of samples collected during the previous work are helpful as they provide some indication as to the grades and location of minerals present on the claims, though there is no guarantee the previous work will result in any exploitable mineral deposits. Our exploration work will initially investigate these areas and try to locate any extensions of mineralization at these areas. We will also try to determine if there is a relationship between the three areas and if there is further mineralization located within the area between the 3 mineralized zones.

Our plan of operation for the twelve months following the date of this prospectus is to complete the first phase of exploration programs on the South Wallace Mountain Project claims consisting of re-sampling of old workings, geologic mapping, analytical and test surveys.

PHASE I

The Phase I program will require approximately 3 weeks to complete and will consist of grid emplacement, soil sampling as well as testing the effectiveness of MMI and Biogeochemical methods. An additional 3 weeks will be required to complete analysis of samples, data compilation and interpretation, drafting and report writing. Results gained from the program will lead to a better understanding of, the location of and controls of, mineralization at known showings as at any new showings and/or anomalous areas discovered as a result of the Phase I program.

Personnel:			
Senior Geologist	3 days @ $325.00	$	975.00
Project Geologists	15 days @ $225.00 ea		6,750.00
Prospector & Field Assistant	15 days @ $160.00 ea		4,800.00
Field Costs:			
Field Camp and Supplies	30 man/days @ $40.00/m/d (including camp rental, GPS rental, food, prospecting and sampling equipment, first aid and chain saw)		1,200.00
Field Communications	Long Distance charges Motorola 2 way field radios		300.00
Survey Consumables	Sample bags, survey flagging, pickets etc.		775.00
Transportation:			
Truck Rental	20 days $80.00		1,600.00
Mob/de-mob	Vancouver – Beaverdell return (fuel/meals/motel & truck mileage charges)		400.00
Analytical:			
Soil Samples	200 samples @ $9.50/sample (Au + 32 element ICP)		1,900.00
MMI / Bio Geochemical	10 samples	$	300.00
Office & Engineering:			
Report Writing	based on results of Phase I exploration program		1,600.00
Drafting/Cartography	(including field base map and all final maps detailing geological mapping, sample locations and results, location of old workings and compilation of results from previous work on property)		1,200.00
Overhead & Contingency			2,200.00
Total estimate cost of the Phase I exploration program		**$**	**24,000.00**

PHASE II:

The Phase II exploration program is contingent on the success of the Phase I program. Mechanical trenching and diamond drilling are foreseen to be the logical next step. The minimum estimated cost of the Phase II program is $100,000.

The above program costs are management's estimates only and the actual project costs may exceed our estimates. To date, we have not commenced exploration on the South Wallace Mountain Project claims.

We plan to commence the phase one exploration program on the claims in spring or summer of 2006, as soon as weather conditions in the area permit. The program should take approximately up to a one month to complete. Following the phase one exploration, we intend to complete a drilling program on the claims. The estimated cost of this program is $80,000 and will take approximately three months to complete, including the collection and interpretation of all exploration data.

Subject to financing, we anticipate commencing the drill program in late summer early autumn of 2006. Follow up drilling would occur in the spring of 2007. While weather may occasionally prevent us from accessing the South Wallace Mountain Project claims in winter months, we do not expect conditions to impact our plan of operation, as we have scheduled our exploration programs during the spring, summer and autumn. We do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for our planned exploration programs. As well, we anticipate spending an additional $16,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be $40,000. We will require the funds from this offering to proceed. We will require additional funding from the exercise of the warrants to proceed with any subsequent recommended drilling work on the claims. We cannot provide investors with any assurance that we will be able to raise sufficient funding from the exercise of the warrants to fund any work after the first phase of the exploration program.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to the price and cost increases in services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for the first phase of our exploration program. We believe that the funds from this offering will allow us to operate for one year.

We have no assurance that future financing from the sale of the warrants will materialize. If that financing is not available to us for the second phase of our exploration program we may be unable to continue or expand our operations. The equity financing could result in additional dilution to existing shareholders.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to raise sell all the units required. If we are successful any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first phase of our exploration program is successful in identifying mineralized materials we will attempt to raise the necessary funding by the shareholders exercising the warrants held by them. If we do not raise the funds necessary to proceed from the warrants, we may consider alternative sources of funding such as a second public offering, a private placement of our securities or loans from our director or others.

Our director has agreed to advance funds as needed until the public offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the second phase of our exploration program. While he has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the South Wallace Mountain Project, consisting of 18 unit mineral claims having a total surface area of approximately 946 acres. At the current time the property is without known reserves and the proposed program is exploratory in nature. We have not carried out any exploration work on the claim and have incurred no exploration costs.

We received our initial funding of $5,000 through the sale of common stock to our officer and director who purchased 1,000,000 shares of our common stock at $0.005 per share on March 30, 2005. From inception until the date of this filing we have had limited operating activities. Our financial statements from inception (March 30, 2005) through the year ended March 31, 2005 and the three months ended June 30, 2005 report no revenues and a net loss of $12,229.

Critical Accounting Policies

<u>Use of estimates</u> – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income taxes</u> – The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Management feels the Company will have a net operating loss carryover to be used for future years. The Company has not established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

<u>Net loss per common share</u> – The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. For the period from March 30, 2005 (Date of Inception) through June 30, 2005, no options and warrants were excluded from the computation of diluted earnings per share because their effect would be antidilutive. See Note 7 Subsequent Events.

<u>Revenue recognition</u> – The Company has no revenues to date from its operations.

<u>Stock-based compensation</u> – The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial

Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the period ended June 30, 2005:

	2005
Net loss, as reported	$ (12,229)
Add: Stock-based employee compensation expense included in reported loss, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	—
Pro forma net loss	$ (12,229)
Net loss per common share:	
Basic and fully diluted loss per share, as reported	$ (0.00)
Basic and fully diluted loss per share, pro forma	$ (0.00)

There were no stock options granted for the period ended June 30, 2005. There are additionally no written or verbal agreements related to the sale of any stock, option or warrants of the Company's common stock as of June 30, 2005. See Note 7 Subsequent Events.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

New accounting pronouncements – In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact on adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 "effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is not expected to have a material effect on the company's Consolidated Financial Statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the financial statements.

Description of Property

The Company currently uses the space at the premises of the sole officer and director of the Company, Robert Gelfand, on a rent free basis. The premises are located at #29B Ebony Tower, President Park, 99 Sukhumvit 24 Road, Bangkok 10110 Thailand. The facilities include an answering machine, a fax machine, computer and office equipment, as well as access to onsite meeting room facilities. The Company intends to use these facilities for the time being until it feels it has outgrown them. We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

Certain Relationships and Related Transactions

The principal executive office and telephone number are provided by Mr. Gelfand, the officer and director of the corporation. The costs associated with the use of the telephone and mailing address were deemed to be immaterial as the telephone and mailing address were almost exclusively used by him for other business purposes.

Robert Gelfand, the sole officer and director will not be paid for any underwriting services that he performs on our behalf with respect to this SB-2 offering. He will also not receive any interest on any funds that he advances to us for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

On March 30, 2005, a total of 1,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans, and cash in the amount of $5,000 U.S., or $.005 per share. On April 5, 2005, a total of 1,600,000 shares of Common Stock were issued in exchange for mining claims valued in the amount of $8,000 U.S., or $.005 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. (See "Principal Stockholders".)

Market for Common Equity and Related Stockholder Matters

Wallace Mountain plans to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Wallace Mountain nor anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus Wallace Mountain had one shareholder of record. We have paid no cash dividends and have no outstanding options.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

– contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;
– contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;
– contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;
– contains a toll-free telephone number for inquiries on disciplinary actions;
– defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
– contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

– the bid and offer quotations for the penny stock;
– the compensation of the broker-dealer and its salesperson in the transaction;
– the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
– monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officer and director, who will offer and sell the Shares, is aware that they he is required to comply with the provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officer and director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports

We will become subject to certain filing requirements and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Transfer Agent

The stock transfer agent for our securities is Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona 85251, telephone (480)481-3940.

Executive Compensation

Our current officer receives no compensation. The current Board of Directors is comprised of only Mr. Gelfand.

Summary Compensation Table

Name & principle position	Year	Salary($)	Bonus($)	Other annual compen-sation($)	Restricted stock awards($)	Options SARs ($)	LTIP Payouts	All other compen-sation($)
R. Gelfand President	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-

There are no current employment agreements between the company and its executive officer.

On March 30, 2005, a total of 1,000,000 shares of Common Stock were issued in exchange for cash in the amount of $5,000 U.S., or $.005 per share. On April 5, 2005, a total of 1,600,000 shares of Common Stock were issued in exchange for mining claims valued in the amount of $8,000 U.S., or $.005 per share.

The terms of these stock issuances were as fair to the company, in Mr. Gelfand's opinion as the sole officer and director, as could have been made with an unaffiliated third party. In making this determination he relied upon the fact that the 1,000,000 shares were valued and purchased for $5,000 in cash and the 1,600,000 shares issued for the $8,000 valuation of the Warranty Deed was the actual amount he had paid for the mining claim to Madman Mining, an unaffiliated third party.

The officer currently devotes an immaterial amount of time to manage the affairs of the company, approximately 5-7 hours per week. The director and principal officer has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, nor what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Financial Statements

The audited financial statements of Wallace Mountain Resources Corp. for the year ended March 31, 2005, and related notes, and the reviewed financial statements for the three months ended June 30, 2005, and related notes, which are included in this offering have been examined by Franklin Griffith and Associates, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

Changes in and Disagreements with Accountants and Financial Disclosure

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wallace Mountain Resources Corp.
(An Exploration Stage Company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Wallace Mountain Resources Corp. (An Exploration Stage Company) as of March 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wallace Mountain Resources Corp. (An Exploration Stage Company) as of March 31, 2005, and the results of its activities and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Franklin Griffith & Associates
Franklin Griffith & Associates
April 10, 2005
Las Vegas, Nevada

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATORY STAGE COMPANY)
BALANCE SHEET

	(Audited) As of March 31, 2005
ASSETS	
Current assets	
Cash	$ 5,000
Prepaid expenses	-
Total current assets	5,000
Property and equipment, net	--
Total assets	$ 5,000
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ --
Total current liabilities	--
Total liabilities	--
Stockholders' equity	
Common stock; $.001 par value; 75,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000
Additional paid-in capital	4,000
Accumulated deficit	--
Total stockholders' equity	5,000
Total liabilities and stockholders' equity	$ 5,000

INTERNATIONAL CELLULAR WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF OPERATIONS

	(Audited) Period from March 30, 2005 (Date of inception) through March 31, 2005
Revenue	$ --
Operating expenses	
General and administrative	-
Total operating expenses	-
Loss from operations	-
Other income (expenses):	
Other expense	-
Interest expense	-
Total other income (expenses)	--
Loss before provision for income taxes	-
Provision for income taxes	--
Net loss	$ -
Basic and diluted loss per common share	$ -
Basic and diluted weighted average common shares outstanding	1,000,000

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF CASH FLOWS

	(Audited) Period from March 30, 2005 (Date of inception) through March 31, 2005
Cash flows from operating activities:	
Net loss	$ -
Adjustments to reconcile net loss to	
Changes in operating assets and liabilities:	
Change in prepaid expenses	-
Net cash used by operating activities	-
Cash flows from investing activities:	
Purchase of property and equipment	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of common stock	5,000
Net cash provided by financing activities	5,000
Net increase in cash	5,000
Cash, beginning of period	--
Cash, end of period	$ 5,000
Supplementary cash flow information:	
Cash payments for income taxes	$ --
Cash payments for interest	$ --

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at March 30, 2005 (Date of inception)	--	$ --	$ --	$ --	$ --
Common Stock Issued for Cash	1,000,000	1,000	4,000	-	5,000
Net loss	--	--	--	--	--
Balance, March 31, 2005	1,000,000	$ 1,000	$ 4,000	$ -	$ 5,000

See Accompanying Notes to Financial Statements

1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business and history – Wallace Mountain Resources Corp., a Nevada corporation, (hereinafter referred to as the "Company" or "Wallace Mountain") was incorporated in the State of Nevada on March 30, 2005. The Company was formed to engage in the acquisition, exploration and development of natural resource properties of merit. The Company has not yet acquired any mineral claims. See Note 8 Subsequent Events.

The Company operations have been limited to general administrative operations and is considered a (An Exploration Stage Company) company in accordance with Statement of Financial Accounting Standards No. 7.

Management of Company – The company filed its articles of incorporation with the Nevada Secretary of State on March 30, 2005, indicating Sandra L. Miller on behalf of Resident Agents of Nevada , Inc. as the sole incorporator. The list of officers filed with the Nevada Secretary of State on April 1, 2005 indicate Robert Gelfand as the President, Secretary, and Treasurer.

Going concern – The Company incurred net losses of approximately $0 from the period of March 30, 2005 (Date of Inception) through March 31, 2005 and has commenced limited operations, rather, still in the exploration stages, raising substantial doubt about the Company's ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Year end – The Company's year end is March 31.

Use of estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment and rental properties – Property and equipment and rental properties are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 27 years. The amounts of depreciation provided are sufficient to charge the cost of the related assets to operations over their estimated useful lives. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Income taxes – The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (continued)

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Management feels the Company will have a net operating loss carryover to be used for future years. The Company has not established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Net loss per common share – The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. For the period from March 30, 2005 (Date of Inception) through March 31, 2005, no options and warrants were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

Revenue recognition – The Company has no revenues to date from its operations.

Legal Procedures – The Company is not aware of, nor is it involved in any pending legal proceedings.

Stock-based compensation – The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the year ended March 31, 2005:

	2004
Net loss, as reported	$ --
Add: Stock-based employee compensation expense included in reported loss, net of related tax effects	--
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	--
Pro forma net loss	$ --
Net loss per common share:	
Basic and fully diluted loss per share, as reported	$ (0.00)
Basic and fully diluted loss per share, pro forma	$ (0.00)

There were no stock options granted for the period ended March 31, 2005. There are additionally no written or verbal agreements related to the sale of any stock, option or warrants of the Company's common stock.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (continued)

New accounting pronouncements –

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact on adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

2. PROPERTY AND EQUIPMENT

As of March 31, 2005, the Company does not own any property and/or equipment.

3. STOCKHOLDER'S EQUITY

The Company has 75,000,000 shares authorized and 1,000,000 issued and outstanding as of March 31, 2005. The issued and outstanding shares were issued as follows:

1,000,000 common shares were issued to Robert Gelfand on March 30, 2005 in exchange for cash in the amount of $5,000 U.S.

4. LOAN FROM STOCKHOLDER

As of March 31, 2005, there are no loans to the Company from any stockholders.

5. RELATED PARTY TRANSACTIONS

As of March 31, 2005, there are no related party transactions between the Company and any officers, other than those mentioned above and in Note 3 – Stockholder's Equity.

6. STOCK OPTIONS

As of March 31, 2005, the Company does not have any stock options outstanding, nor does it have any written or verbal agreements for the issuance or distribution of stock options at any point in the future.

7. LITIGATION

As of March 31, 2005, the Company is not aware of any current or pending litigation which may affect the Company's operations.

8. SUBSEQUENT EVENTS

On April 5, 2005, Robert Gelfand transferred mining claims to the Company at his cost of $8,000. 1,600,000 shares of the Company's common stock were issued in exchange for the mining claims.

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEET

	Unaudited As of June 30, 2005	Audited As of March 31, 2005
ASSETS		
Current assets		
Cash	$ 771	$ 5,000
Prepaid expenses	-	-
Total current assets	771	5,000
Mining Claims	--	--
Total assets	$ 771	$ 5,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ --	$ --
Total current liabilities	--	--
Total liabilities	--	--
Stockholders' equity		
Common stock; $.001 par value; 75,000,000 shares authorized, 2,600,000 and 1,000,000 shares issued and outstanding as of June 30 and March 30, 2005, respectively	2,600	1,000
Additional paid-in capital	10,400	4,000
Accumulated deficit	(12,229)	--
Total stockholders' equity	771	5,000
Total liabilities and stockholders' equity	$ 771	$ 5,000

See Accompanying Notes to Financial Statements

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF OPERATIONS

	April 1, 2005 through June 30, 2005	Period from March 30, 2005 (Date of inception) through June 30, 2005
Revenue	$ --	$ --
Operating expenses		
Professional fees	2,350	2,350
General and administrative	9,879	9,879
Total operating expenses	12,229	12,229
Loss from operations	(12,229)	(12,229)
Other income (expenses):		
Other expense	-	-
Interest expense	-	-
Total other income (expenses)	--	--
Loss before provision for income taxes	(12,229)	(12,229)
Provision for income taxes	--	--
Net loss	$ (12,229)	$ (12,229)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)
Basic and diluted weighted average common shares outstanding	2,528,889	2,495,652

See Accompanying Notes to Financial Statements

F-11

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF CASH FLOWS

	April 1, 2005 through June 30, 2005	Period from March 30, 2005 (Date of inception) through June 30, 2005
Cash flows from operating activities:		
Net loss	$ (12,229)	$ (12,229)
Adjustments to reconcile net loss to		
Changes in operating assets and liabilities:		
Stock issued for mining claims	8,000	8,000
Change in prepaid expenses	-	-
Net cash used by operating activities	(4,229)	(4,229)
Cash flows from investing activities:		
Purchase of property and equipment	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	5,000
Net cash provided by financing activities	-	5,000
Net increase in cash	(4,229)	771
Cash, beginning of period	5,000	--
Cash, end of period	$ 771	$ 771
Supplementary cash flow information:		
Cash payments for income taxes	$ --	$ --
Cash payments for interest	$ --	$ --

See Accompanying Notes to Financial Statements

WALLACE MOUNTAIN RESOURCES CORP.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at March 30, 2005 (Date of inception)	--	$ --	$ --	$ --	$ --
Common Stock Issued for Cash	1,000,000	1,000	4,000	-	5,000
Net loss	--	--	--	--	--
Balance, March 31, 2005	1,000,000	$ 1,000	$ 4,000	$ -	$ 5,000
Common Stock Issued for Mining Claims	1,600,000	1,600	6,400	-	8,000
Net loss	--	--	--	(12,229)	(12,229)
Balance, June 30, 2005	2,600,000	$ 2,600	$ 10,400	$ (12,229)	$ 771

See Accompanying Notes to Financial Statements

1.   DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business and history – Wallace Mountain Resources Corp., a Nevada corporation, (hereinafter referred to as the "Company" or "Wallace Mountain") was incorporated in the State of Nevada on March 30, 2005. The Company was formed to engage in the acquisition, exploration and development of natural resource properties of merit.   The Company acquired mineral claims during the quarter ended June 30, 2005 for $8,000 worth of stock, see Note 3 Stockholder's Equity.

The Company operations have been limited to general administrative operations and is considered a (An Exploration Stage Company)   company in accordance with Statement of Financial Accounting Standards No. 7.

Management of Company – The company filed its articles of incorporation with the Nevada Secretary of State on March 30, 2005, indicating Sandra L. Miller on behalf of Resident Agents of Nevada , Inc. as the sole incorporator. The list of officers filed with the Nevada Secretary of State on April 1, 2005 indicate Robert Gelfand as the President, Secretary, and Treasurer.

Going concern – The Company incurred net losses of approximately $12,229 from the period of March 30, 2005 (Date of Inception) through June 30, 2005 and has commenced limited operations, rather, still in the exploration stages, raising substantial doubt about the Company's ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Year end – The Company's year end is March 31.

Use of estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes – The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes t he enactment date.

Management feels the Company will have a net operating loss carryover to be used for future years. The Company has not established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Net loss per common share – The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. For the period from March 30, 2005 (Date of Inception) through June 30, 2005, no options and warrants were excluded from the computation of diluted earnings per share because their effect would be antidilutive. See Note 7 Subsequent Events.

Revenue recognition – The Company has no revenues to date from its operations.

Legal Procedures – The Company is not aware of, nor is it involved in any pendin g legal proceedings.

Stock-based compensation – The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the period ended June 30, 2005:

	2005
Net loss, as reported	$ (12,229)
Add: Stock-based employee compensation expense included in reported loss, net of related tax effects	--
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	--
Pro forma net loss	$ (12,229)
Net loss per common share:	
Basic and fully diluted loss per share, as reported	$ (0.00)
Basic and fully diluted loss per share, pro forma	$ (0.00)

There were no stock options granted for the period ended June 30, 2005. There are additionally no written or verbal agreements related to the sale of any stock, option or warrants of the Company's common stock as of June 30, 2005. See Note 7 Subsequent Events.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

New accounting pronouncements –

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact on adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 "effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is not expected to have a material effect on the company's Consolidated Financial Statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines "restatement" as the revising   of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the financial statements.

2. PROPERTY AND EQUIPMENT

As of June 30, 2005, the Company does not own any property and/or equipment.

3. STOCKHOLDER'S EQUITY

The Company has 75,000,000 shares authorized and 1,000,000 issued and outstanding as of June 30, 2005. The issued and outstanding shares were issued as follows:

1,000,000 common shares were issued to Robert Gelfand on March 30, 2005 in exchange for cash in the amount of $5,000 U.S.

1,600,000 common shares were issued to Robert Gelfand on April 5, 2005 in exchange for mining claims transferred to the Company at his cost of $8,000 U.S.

4.   <u>RELATED PARTY TRANSACTIONS</u>

Robert Gelfand, the sole officer and director will not be paid for any underwriting services that he performs on behalf of the Company with respect to the Company's upcoming SB-2 offering. He will also not receive any interest on any funds that he advances to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

As of June 30, 2005, there are no other related party transactions between the Company and any officers, other than those mentioned above and in Note 3 – Stockholder's Equity.

5.   <u>STOCK OPTIONS</u>

As of June 30, 2005, the Company does not have any stock options outstanding, nor does it have any written or verbal agreements for the issuance or distribution of stock options at any point in the future.

6.   <u>LITIGATION</u>

As of June 30, 2005, the Company is not aware of any current or pending litigation which may affect the Company's operations.

7.   <u>SUBSEQUENT EVENTS</u>

The Company filed an SB-2 registration statement on July 18, 2005 with the Securities and Exchange Commission in order to raise an aggregate amount of $40,000 from the sale of 800,000 units at $.05 per unit. Each unit will consist of one share and one warrant. An additional 800,000 shares being registered underlying the warrants will raise an aggregate amount of $80,000 if the warrants are exercised at $.10 per share and the warrants will expire 2 years from the date of the offering.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PART II
Information Not Required in the Prospectus

Indemnification of Directors and Officers

Wallace Mountain's By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent

jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

       a.   By the stockholders;

       b.   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

       c.   If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

       d.   If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

       a.   Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

    b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

    c. The Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Wallace Mountain, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 15
Accounting fees and expenses	$ 1,000
Legal fees	$ 1,500
Preparation and EDGARization fees	$ 2,500
Transfer Agent fees	$ 600
Printing	$ 85
Total	$ 5,700

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On March 30, 2005, a total of 1,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans, and cash in the amount of $5,000 U.S., or $.005 per share. On April 5, 2005, a total of 1,600,000 shares of Common

Stock were issued in exchange for mining claims valued in the amount of $8,000 U.S., or $.005 per share. These securities were issued in reliance upon the exemption contained in Section 4(2) of Securities Act of 1933. These securities were issued to the officer and director of the company.

Exhibits

Exhibit 3.1	Articles of Incorporation	Included Previously
Exhibit 3.2	Bylaws	Included Previously
Exhibit 4	Stock Certificate	Included
Exhibit 5	Opinion re: Legality	Included Previously
Exhibit 10	Warranty Deed	Included
Exhibit 23.1	Consent of counsel	Included in Exhibit 5
Exhibit 23.2	Consent of independent auditor	Included
Exhibit 99.1	Subscription Agreement	Included Previously
Exhibit 99.2	Warrant Agreement	Included Previously
Exhibit 99.3	Geology Report	Included

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

    (i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

    (iii)   Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5. For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

6. For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Bangkok, country of Thailand, on August 24, 2005.

Wallace Mountain Resources Corp.

/s/ Robert Gelfand
By: Robert Gelfand
(Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and dates stated.

/s/ Robert Gelfand   August 24, 2005
Robert Gelfand, President   Date
(Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer)